UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_________________

INTELLIGENT SYSTEMS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value

(Title of Class of Securities)

45816D100

(CUSIP Number of Class of Securities)

Bonnie L. Herron
Vice President, Chief Financial Officer and Secretary
Intelligent Systems Corporation
4355 Shackleford Road
Norcross, GA 30093
(770) 381-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Larry D. Ledbetter, Esq.
Ledbetter Wanamaker Glass LLP
1201 Peachtree Street, Suite 1501
Atlanta, GA 30361
(404) 835-9503

_________________

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A

*     Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: 0

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On April 22, 2015, Intelligent Systems Corporation, a Georgia corporation (the “Company”), issued a press release stating that it is commencing a modified “Dutch auction” tender offer to repurchase shares of its common stock for an aggregate purchase price of up to $5 million. A copy of the press release is included as Exhibit 99.1 to this Schedule TO.

This release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company's common shares. The solicitation and offer to buy the Company's common shares will only be made pursuant to the Offer to Purchase and related materials that are being sent to the Company's shareholders. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Shareholders will be able to obtain copies of the Offer to Purchase, related materials filed by the Company as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission (the "SEC") through the SEC's internet address at www.sec.gov without charge when these documents become available. Shareholders and investors may also obtain a copy of these documents from D.F. King & Co., Inc, the information agent for the tender offer, by directing such request to: D.F. King & Co., 48 Wall Street, New York, NY 10005 or calling toll-free (800) 499-8541. Shareholders and investors who have questions or need assistance may call the information agent at the above numbers.

Item 12. Exhibits.

Exhibit Number	Description

99.1	Press release issued by Intelligent Systems Corporation on April 22, 2015